July 27, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Daniel Crawford

Re: Aptevo Therapeutics Inc.

Registration Statement on Form S-1
File No. 333-273067

Dear Mr. Crawford:

Reference is made to our letter, filled as correspondence via EDGAR on July 26, 2023, in which we requested acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-273067) of Aptevo Therapeutics Inc. (the “Registration Statement”) for 5:30 p.m., Eastern Time, on July 27, 2023, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time and we hereby formally withdraw our request for acceleration of the effective date of July 27, 2023. Please contact our counsel, Paul Hastings LLP, by calling Sean M. Donahue at (202) 551-1704 if you have any questions regarding this matter.

Very truly yours,

Aptevo Therapeutics Inc.

By: /s/ Marvin L. White

Marvin L. White

President and Chief Executive Officer

CC:	SoYoung Kwon, Aptevo Therapeutics Inc. Daphne Taylor, Aptevo Therapeutics Inc. Sean M. Donahue, Paul Hastings LLP